UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 001- 40539

ironSource Ltd.

(Translation of Registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

EXPLANATORY NOTE

The following documents are attached hereto and incorporated by reference herein:

●	Exhibit 99.1. Condensed Consolidated Financial Statements as of June 30, 2022.
●	Exhibit 99.2. Operating and Financial Review and Prospects in connection the Condensed Consolidated Financial Statements for the six months ended June 30, 2022.

The Condensed Consolidated Financial Statements of ironSource Ltd. as of June 30, 2022 attached as Exhibit 99.1 and the Operating Results and Financial Review in connection with the Condensed Consolidated Financial Statements of ironSource Ltd. for the six months ended June 30, 2022 attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-258690 and 333-264007).

Exhibit No.	Description

99.1	Condensed Consolidated Financial Statements as of June 30, 2022.

99.2	Operating and Financial Review and Prospects in connection the Condensed Consolidated Financial Statements for the six months ended June 30, 2022.

101

The following financial information from ironSource Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021; (ii) Condensed consolidated statements of operations and comprehensive income for the six months ended June 30, 2022 and 2021; (iii) Condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2022 and 2021; (iv) Condensed consolidated statements of cash flows for the six months ended June 30, 2022 and 2021; and (v) notes to the Condensed consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRONSOURCE, LTD.
(Registrant)

By:	/s/ Assaf Ben Ami
Assaf Ben Ami
Chief Financial Officer
Date: August 26, 2022